Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Filed by:	DIMON Incorporated
Subject Company:	Standard Commercial Corporation
Exchange Act File Number of Subject Company:	001-09875

[THE FOLLOWING IS A LIST OF TALKING POINTS SENT TO DIMON INCORPORATED’S

MANAGER-LEVEL EMPLOYEES ON NOVEMBER 8, 2004]

MANAGER TALKING POINTS FOR DISCUSSIONS WITH EMPLOYEES

Employees who report to you will likely have many questions about our merger with Standard Commercial. We are still very early in this process, and many specific questions at this time may not yet be answerable. When we have updated information, we will be sure that you are briefed accordingly. In the meantime, the following script should serve as a guideline for how to approach discussions with employees regarding our merger. You should also feel free to refer employees to the press release announcing our merger, the Employee FAQs, and the memo to employees from Brian Harker. A second Q&A is attached to assist you in orally answering additional potential questions from employees.

PLEASE NOTE: If there are questions you cannot answer, please do NOT guess or assume answers – Instead, please offer to take down the question and go to your next level of management.

•	Very early this morning our company announced that we have entered into an agreement to merge with Standard Commercial Corporation to form DimonStandard. We will exchange shares of DIMON stock for Standard Commercial’s stock. Based on closing prices for the stock of both companies on November 5, 2004, and on Standard Commercial’s total debt, net of cash, at June 30, 2004, the merger consideration implies an enterprise value for Standard Commercial of approximately $670 million.

•	This is an exciting and important new development for DIMON, so I wanted to take some time to give you a brief overview.

•	First and foremost, this is a merger that we believe will create a substantially stronger and more capable global tobacco leaf supplier. It helps us achieve our goal of driving profitable growth and building long-term value in a rapidly changing industry. In particular, this keeps us in step with the changes confronting our customer base.

•

We are confident that, by combining the advantages of our two well-respected companies, we will create a business that is fully in step with the evolution of our industry and our customers’ needs. Together, we will have expanded capabilities in value-added services, industry-leading tobacco processing capability, information technology advancements, new product development, global agronomic programs and—most importantly—an expanded talented workforce.

•	We will also expect to benefit through our enhanced global resources and greater financial strength.

•	The two companies share the same core values that have always guided our organization forward — doing business with integrity, a strong commitment to our customers’ needs, being quick and responsive, and keeping our business practices at leadership levels. Indeed, at every level, your dedication and know-how will continue to be the central components of our future success, and are deeply appreciated by our management team and Board of Directors.

•	From my view, this all adds up to the combined company being better positioned to meet our industry’s challenges and opportunities, and that makes for a stronger company in the long run. And that usually means opportunities for employees.

•	Until the transaction closes, we will continue to run our companies separately. DIMON’s core strategies will not change. And it is vitally important that you stay focused and perform at the highest level possible.

•	Also, as the merger process progresses, both companies will be forming a joint integration team. This team will be led by and comprised of executives from both DIMON and Standard Commercial. The team will help determine the best means for achieving the merger’s full potential, including areas of the business where growth opportunities can be expanded, as well as plans for continuing cost savings.

•	Now, we’re still very early in this process, so a number of decisions have not been made. We can’t speak to how specific facilities or functions may change. But it’s important to know that both companies and the integration team have an overarching commitment to a balanced and fair process that is thoughtful in its approach and timetable, and takes into account input from across our businesses. We will provide you with regular updates as the process moves forward.

•	To sum up, I want to stress that we’ve chosen this strategy because its builds on our strengths and creates an even better company for the long-term. The best way that you can help move us forward is by continuing to demonstrate the same dedication and excellent teamwork that everybody in our group has always shown. Thanks, and do you have any questions?

This material contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about the benefits of the merger between DIMON and Standard Commercial, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of DIMON’s and Standard Commercial’s management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of cost savings initiatives; our ability to successfully integrate DIMON’s and Standard Commercial’s operations; changes in the markets for the financing necessary to complete the merger; changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on the DIMON’s and Standard Commercial’s customers. DIMON and Standard Commercial do not undertake any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. Additional factors that could cause DIMON’s and Standard Commercial’s results to differ materially from those described in the forward-looking statements can be found in DIMON’s and Standard Commercial ‘s Annual Reports on Form 10-K for each company’s fiscal year ended March 31, 2004, and other filings with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s Internet site (http://www.sec.gov).

DIMON and Standard Commercial will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the U.S. Securities and Exchange Commission. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors, security holders, customers, employees and others will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about DIMON and Standard Commercial without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to DIMON Incorporated, 512 Bridge Street, Post Office Box 681, Danville, Virginia 23543-0681, Attention: Investor Relations, (434) 792 7511.

The respective directors and executive officers of DIMON and Standard Commercial and other persons may be deemed to be “participants” in the solicitation of proxies in respect of the proposed merger. Information regarding DIMON’s directors and executive officers is available in its proxy statement filed with the SEC on July 13, 2004, and information regarding Standard Commercial’s directors and executive officers is available in its proxy statement filed with the SEC on June 23, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.